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News Release
For immediate release

BCE creates Strategic Oversight Committee

Montreal, Quebec, April 20, 2007 – The Board of Directors of BCE Inc. (TSX/NYSE: BCE) today announced the establishment of a committee of independent directors to oversee the Company’s evaluation of a range of strategic alternatives. The formation of the Strategic Oversight Committee follows BCE’s announcement of April 17, 2007 of its intention to review strategic alternatives with a view to further enhance shareholder value.

The Committee is comprised of André Bérard, Thomas C. O’Neill, James A. Pattison and Donna Soble Kaufman as its Chair.

No assurances can be provided that this review of alternatives will result in any specific action being taken by the Company.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

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For inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca